11016658

RECEIVED 2011 JUN 24 AM 10: 37 SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLF HOST SECURITIES, INC. 11163

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US HWY 19N
(No. and Street)

PALM HARBOR (City) FL (State) 34684 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBRA J. NOBILE 722-942-5210 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

None - Exempt
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra J. Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLF HOST SECURITIES, INC., as of 12/31/, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA A. LINDNER
Commission # DD 841233
Expires February 19, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Hard Copy of FOCUS REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.

Salamander Innisbrook Securities
Balance Sheet
December 31, 2010

	12/31/10
Assets	
Cash Account	110,280
Accounts Receivable	-
Inventory	69
Prepaid Expenses	10,778
Property Plant & Equipment	1,025
Deferred Expenses	-
Total Assets	122,152
Liabilities	
Accounts Payable	30,935
Accrued Liabilities	15,995
Other Current Liabilities	-
Notes Payable - Short term	-
Notes Payable - Long Term	-
Total Liabilities	46,930
Owner's Equity	
Owner's Contributions	20,437
Owner's Withdrawals	-
Retained Earnings	77,332
Retained Earnings Current Year	(22,547)
Total Owner's Equity	75,222
Total Liabilities and Owner's Equity	122,152

Salamander Innisbrook Securities
Profit & Loss Statement
For the Twelve Months Ending December 31, 2010

02/28/11
03:21 PM

Current Month							Description	Year-To-Date						
Actual	%	Budget	%	Variance	Last Yr	%		Actual	%	Budget	%	Variance	Last Yr	%
							Revenue							
$48,170	0.0%	$0	0.0%	$48,170	$22,625	0.0%	Commissions Other	$267,364	0.0%	$0	0.0%	$267,364	$317,012	0.0%
48,170	0.0%	0	0.0%	48,170	22,625	0.0%	Total Income	267,364	0.0%	0	0.0%	267,364	317,012	0.0%
							Payroll & Related Expenses							
8,810	0.0%	0	0.0%	8,810	10,754	0.0%	Salaries and Wages	133,356	0.0%	0	0.0%	133,356	137,482	0.0%
8,028	0.0%	0	0.0%	8,028	4,554	0.0%	Incentive	44,918	0.0%	0	0.0%	44,918	51,057	0.0%
3,307	0.0%	0	0.0%	3,307	2,879	0.0%	Payroll Taxes & Emp Benefits	49,502	0.0%	0	0.0%	49,502	53,218	0.0%
20,145	0.0%	0	0.0%	20,145	18,187	0.0%	Total Payroll & Related Expenses	227,776	0.0%	0	0.0%	227,776	241,757	0.0%
							Expenses							
70	0.0%	0	0.0%	70	0	0.0%	Advertising - Display/Directory	70	0.0%	0	0.0%	70	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Advertising - Newspapers	1,146	0.0%	0	0.0%	1,146	298	0.0%
1,558	0.0%	0	0.0%	1,558	0	0.0%	Audit & Tax	0	0.0%	0	0.0%	10,166	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Brochures & Collateral	176	0.0%	0	0.0%	176	765	0.0%
288	0.0%	0	0.0%	288	83	0.0%	Dues & Subscriptions	1,329	0.0%	0	0.0%	1,329	317	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Equipment Rental	0	0.0%	0	0.0%	0	1,194	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Escrow Fees	0	0.0%	0	0.0%	0	100	0.0%
0	0.0%	0	0.0%	0	(1,000)	0.0%	Legal Fees	839	0.0%	0	0.0%	839	1,787	0.0%
170	0.0%	0	0.0%	170	111	0.0%	Licenses & Permits	1,888	0.0%	0	0.0%	1,888	2,585	0.0%
66	0.0%	0	0.0%	66	32	0.0%	Miscellaneous	616	0.0%	0	0.0%	616	2,818	0.0%
24	0.0%	0	0.0%	24	455	0.0%	Office Supplies	1,832	0.0%	0	0.0%	1,832	3,680	0.0%
129	0.0%	0	0.0%	129	85	0.0%	Postage & Courier	7,165	0.0%	0	0.0%	7,165	5,826	0.0%
235	0.0%	0	0.0%	235	124	0.0%	Printing & Stationery	2,992	0.0%	0	0.0%	2,992	3,713	0.0%
628	0.0%	0	0.0%	628	440	0.0%	Public Relations	2,535	0.0%	0	0.0%	2,535	3,129	0.0%
268	0.0%	0	0.0%	268	237	0.0%	Telephone	2,839	0.0%	0	0.0%	2,839	3,011	0.0%
0	0.0%	0	0.0%	0	36	0.0%	Travel - Meals & Entertainment	151	0.0%	0	0.0%	151	387	0.0%
0	0.0%	0	0.0%	0	24	0.0%	Travel Expense	13	0.0%	0	0.0%	13	104	0.0%
3,436	0.0%	0	0.0%	3,436	627	0.0%	Total Expenses	23,591	0.0%	0	0.0%	33,757	29,714	0.0%
							Fixed Expenses							
2,383	0.0%	0	0.0%	2,383	2,583	0.0%	Rent	30,650	0.0%	0	0.0%	30,650	30,620	0.0%
1,217	0.0%	0	0.0%	1,217	1,159	0.0%	Insurance - Liability	14,664	0.0%	0	0.0%	14,664	14,876	0.0%
342	0.0%	0	0.0%	342	342	0.0%	Depreciation	342	0.0%	0	0.0%	342	342	0.0%
3,942	0.0%	0	0.0%	3,942	4,084	0.0%	Total Fixed Expenses	45,656	0.0%	0	0.0%	45,656	45,838	0.0%
20,647	0.0%	0	0.0%	20,647	(273)	0.0%	Income before Interest & Taxes	(29,659)	0.0%	0	0.0%	(39,825)	(297)	0.0%
							Interest Capital & Other							
(7,110)	0.0%	0	0.0%	(7,110)	0	0.0%	Gain or Loss on Sale of Asset	(7,110)	0.0%	0	0.0%	(7,110)	0	0.0%
(7,110)	0.0%	0	0.0%	(7,008)	0	0.0%	Total Interest Capital & Other	(7,110)	0.0%	0	0.0%	25,578	0	0.0%
27,757	0.0%	0	0.0%	27,655	(273)	0.0%	Net profit	(22,549)	0.0%	0	0.0%	(65,403)	(297)	0.0%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: GOLF HOST SECURITIES, INC. [13]

SEC. FILE NO.: 8-18181 [14]

FIRM ID NO.: 11163 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

36750 US HWY 19 N. [20]
(No. and Street)

PALM HARBOR [21] FL [22] 34684 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Debra J Nobile, President [30]

(Area code) - Telephone No.: (727) 942-5210 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
GOLF HOST SECURITIES, INC.	N	3	[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-18181 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 110,280 [200]		$ 110,280 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	1,025 [680]	1,025 [920]
11. Other assets	[535]	10,847 [735]	10,847 [930]
12. Total Assets	$ 110,280 [540]	$ 11,872 [740]	$ 122,152 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC. as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		46,930	1205		1385	46,930	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 46,930	1230	$	1450	$ 46,930	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital			20,437	1793
D. Retained earnings			54,785	1794
E. Total			75,222	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 75,222	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 122,152	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
GOLF HOST SECURITIES, INC. as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	75,222	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				75,222	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	75,222	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 11,872	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	11,872)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	63,350	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	63,350	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC. as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	3,129	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	58,350	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	57,350	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 46,930	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 46,930	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 74.08	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC.

For the period (MMDDYY) from 10/01/10 [3932] to 12/31/10 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 77,145	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions		77,145	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue		$ 77,145	4030

EXPENSES

Salaries and other employment costs for general partners and voting stockholder officers		55,185	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses		6,697	4100
16. Total expenses		$ 61,882	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 15,263	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 15,263	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items		29,315	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC.

For the period (MMDDYY) from 10/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 59,959	4240
A. Net income (loss)			15,263	4250
~~B. Additions (includes non-conforming capital of~~	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 75,222	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
GOLF HOST SECURITIES, INC.

as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . . $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . . X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
______ [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission . . . . . ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities